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JAN 25 2021

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416

SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** AND ENDING **DECEMBER 31, 2020**

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **T.E. LAIRD SECURITIES, LLC**

OFFICAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 OTIS AVENUE
(No. and Street)

ST. PAUL MN 55104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS LAIRD **612-770-8010**

(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND FLORIDA 32751
(Address and City) (State) (Zip Code)

CHECK ONE:

Certified Public Accountant
Public Accountant

Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, **THOMAS LAIRD**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **T.E. LAIRD SECURITIES, LLC**, as of **DECEMBER 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-
-
-

[signature] 1/21/21
Signature

CEO
Title

Janet M. Gould 01-21-21
Public Notary

JANET M. GOULD
Notary Public-Minnesota
My Commission Expires Jan 31, 2025

This report** contains (check all applicable boxes);

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).

(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T.E. LAIRD SECURITIES, LLC
St. Paul, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2020

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of T.E. Laird Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of T.E. Laird Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of T.E. Laird Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of T.E. Laird Securities, LLC's management. Our responsibility is to express an opinion on T.E. Laird Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to T.E. Laird Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as T.E. Laird Securities, LLC's auditor since 2019.

Maitland, Florida

January 18, 2021

T.E. LAIRD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

	ASSETS	
CASH	$	414,046
OTHER ASSETS		120
TOTAL ASSETS		414,166
	LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE		2,497
LONG TERM LIABILITY		
Note Payable – SBA		150,000
Interest Payable - SBA		2,767
TOTAL LIABILITIES		155,264
MEMBER'S EQUITY		258,902
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	414,166

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2020

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

T.E. Laird Securities, LLC (the "Company") was organized in Delaware as a limited liability company on October 3, 2013. The Company offers investment banking services to the public. As of March 18, 2015, the Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Securities Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and Security Investors Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of TEL Holdings, LLC.

Cash

The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition

Revenue is derived from investment banking activities which include underwriting, placement, and M&A advisory fees among other things. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is generally recognized on the trade date in an underwriting of securities, on the settlement date in a placement of securities, and generally at a point in time that performance is completed in an M&A advisory engagement.

Fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenues are recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2020, there were no advances to the Company.

Income Taxes

The Company is a disregarded entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is not currently under examination by any taxing jurisdiction.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2020, the Company had net capital of $258,782 which was $248,431 in excess of its required net capital of $10,351. The Company's aggregate indebtedness to net capital ratio was 0.60 to 1 as of December 31, 2020.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2020 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 – Long Term Liability

The Company entered into a promissory note with the U.S. Small Business Administration on August 27, 2020 for $150,000 loan. Installment payments begin twelve months after. The balance of interest and principal are payable monthly and begin August 28, 2021 through August 28, 2051. The interest rate is 3.75% and the proceeds were used for general working capital.

NOTE 4 – Commitments & Contingencies

The Company does not have commitments and contingencies.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events occurring through January 18, 2021 the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.